Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-173332 on Form F-4 of our reports dated February 28, 2011, relating to the (1) consolidated financial statements of CNH Global N.V. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption on January 1, 2010 of new accounting guidance related to transfers of financial assets and consolidation of variable interest entities and the application of the reporting requirements on a prospective basis), and (2) the effectiveness of CNH Global N.V.’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of CNH Global N.V. for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 20, 2011